CARDERO RESOURCE CORP.
Form 51-102F1
Management’s Discussion and Analysis
For the year ended October 31, 2013

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the year ended October 31, 2013 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of January 27, 2014, and compares its financial results for the three months and year ended October 31, 2013 to the three months and year ended October 31, 2012. This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the years ended October 31, 2013 and October 31, 2012. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise noted. The Company reports its financial position, results of operations and cash-flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in preliminary economic analyses or prefeasibility studies also may be deemed to be forward-looking statements in that they reflect a prediction of the mineralization that would be encountered, and the results of mining that mineralization, if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of the Carbon Creek Metallurgical Coal project in north-east British Columbia (“Carbon Creek”);

  the anticipated completion of a review of, and a determination to proceed with, preparation of a new, restated and optimized prefeasibility study for Carbon Creek;

  the potential for a production decision to be made concerning Carbon Creek, the potential commencement of any development of a mine at Carbon Creek following a production decision and the potential for any production from the Carbon Creek deposit;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the Company’s estimates of the quality and quantity of the resources and reserves at its mineral properties;

  the timing and cost of any proposed future work with respect to Carbon Creek, including with respect to the preparation of a bankable feasibility study in respect thereof;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 2

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations;

  the anticipated amount and timing of the receipt of a tax refund from the BC government; and

  the Company’s ability to negotiate acceptable option/joint venture or sale agreements for some or all of its “non-core” properties.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to raise the necessary capital to be able to continue in business and to implement its business strategies, to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, and other risks identified herein under “Risk Factors”. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the Company’s future cash requirements, and the ability of the Company to raise the funding necessary to carry out its planned activities and to meet its anticipated general and administrative expenses for the remainder of the fiscal year ending October 31, 2014 and, in particular, past the next 2 to 3 months;

  the level and volatility of the price of commodities, and coal in particular;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s proposed work programs, particularly at Carbon Creek;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource/reserve estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete any proposed work at Carbon Creek;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 3

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Company’s properties and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying optionors/lessors, its joint venture partners, the applicable regulatory agencies, First Nations in British Columbia and indigenous groups in other countries; and

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. Because the Company meets the definition of a “foreign private issuer” under applicable SEC rules and is preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposit on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Caution Regarding Reference to Resources and Reserves

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM and, with respect to coal, in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. The SEC has taken the position that mineral reserves for a mineral property may not be designated unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 4

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Caution Regarding Historical Results

Historical results of operations and trends that may be inferred from the discussion and analysis in this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors - Share Price Volatility”.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DATE

This MD&A reflects information available as at January 27, 2014.

RESULTS OF OPERATIONS

Background

Cardero is a junior resource mineral exploration company. Its assets consist of interests in mineral properties, investments and cash. The Company funds its operations primarily through the sale of its equity securities, its investments and interests in its mineral properties and, more recently, debt. The mineral exploration business is very high risk (See “Risk Factors”).

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 5

Exploration Activities

General

Cardero is focussed on advanced stage projects, and on bulk commodities such as metallurgical coal and iron, where it can add value through identification and acquisition of advanced projects.

During the year ended October 31, 2013 and to the date of this MD&A, the Company was, until recently, primarily focussed on the studies and other activities necessary to support the ongoing preparation of the bankable feasibility study for Carbon Creek (“BFS”), and carrying out additional metallurgical testwork relating to the Sheini Hills Iron Ore project in north-eastern Ghana (“Sheini”). However, the Company has recently implemented significant staff reductions, stopped work at both Carbon Creek (including the BFS) and Sheini and taken additional measures in order to preserve cash. The ability of the Company to recommence such activities is totally dependent upon it securing sufficient additional funding to be able to do so, of which there can be no certainty. Cardero’s current strategy is to seek to option-out or joint venture all of its “non-core” assets and monetize its iron assets, allowing the Company to focus on Carbon Creek. The Company also continues to seek joint venture partners for its assets other than Carbon Creek, but no new joint ventures were entered into and none are presently under negotiation. The Company is presently seeking an extension to its joint venture relating to Sheini so as to have time to locate a potential buyer for its interest, but there can be no certainly that it will be successful in doing so. The Company does not propose to carry out any additional work on Sheini.

Property	Total Costs Capitalized at October 31, 2012	Total Costs Capitalized at Oct 31, 2013	Proposed Fiscal 2014 Expenditures(1)
Carbon Creek Metallurgical Coal Project, BC, Canada	$73,116,935	$81,386,654	$1,000,000
Sheini Hills Iron Ore Project, Ghana	$11,436,626	$Nil	$Nil

Note:	1.

This amount represents the estimated exploration expenditures for the entire fiscal year ending October 31, 2014 and does not include property acquisition costs. Estimated expenditures are contingent upon ongoing successful results justifying further expenditures, as well as the Company raising the necessary financing to carry out its planned work, as it does not currently have the required funds to carry out the planned work.

Material Mineral Property

Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada

The Carbon Creek Metallurgical Coal Project (“Carbon Creek”) is the Company’s flagship asset and its sole material property at this time. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The Carbon Creek property, held by Cardero Coal Ltd. (a wholly owned subsidiary of the Company (“Cardero Coal”)) lies approximately 60 kilometers (km) northwest of the town of Chetwynd, BC and 40km west of the town of Hudson’s Hope. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson’s Hope. The CN Rail line connecting Fort St. John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC. The northern end of the property is adjacent to the Williston Lake and is approximately 175km east of Mackenzie, BC by water.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 6

Carbon Creek has a proven and probable reserve of 121 million tonnes, included within a 468 million tonne measured and indicated resource, of ASTM Coal Rank mvB coal. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Having completed acquisition of the project in June 2011, the Company released results of an independent preliminary economic assessment in December 2011, followed by a Prefeasibility Study (“PFS”) in September 2012. The PFS estimates an undiscounted cash flow of $2.2 billion, an NPV8 of 633 million, and an IRR of 24% (all on a post-tax, 75% basis). For details with respect to the work done to date and the assumptions underlying the current resource and reserve estimates and prefeasibility study, see the technical report entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” dated November 6, 2012 with an effective date of September 20, 2012 available under the Company’s profile at www.sedar.com.

The Company’s plan was to undertake a BFS on the project in 2013 and in late 2012 and early 2013 it continued work on the studies and other activities required in support of the preparation of the BFS. It also continued with the necessary activities in support of its planned application for an Environment Assessment Certificate and to negotiate agreements with respect to the required infrastructure for development and mining at Carbon Creek, including transportation, loading facilities and power, as well as continuing with negotiations with applicable First Nations regarding impact benefit agreements. The last round of drilling at Carbon Creek was completed in early 2013, and coal quality studies based on the core produced continued into mid-2013.

However, by mid-2013 it was apparent to the Company that, given the current economic climate for junior exploration companies and the difficulty in raising new capital, it would be unable to secure the necessary capital to continue work on the BFS. Accordingly, in July, 2013, the Company terminated all of its operational staff involved with the Carbon Creek project and halted work on the BFS until such time, if at all, as it can raise the necessary funds to be able to complete it. The Company estimates that a minimum of approximately $8,000,000 will be required in order to complete the BFS.

On January 14, 2013, Cardero Coal entered into an agreement with the optionor of four coal licenses forming part of the Carbon Creek Metallurgical Coal Project to restructure the option as an option to acquire the shares of a private company holding such coal licenses and to extend the exercise deadline of the option for a period of up to three months. Previously, Cardero Coal was required to exercise the option on or before January 14, 2013 by paying the optionor $5M and delivering 400,000 common shares of the Company. Under the new terms, Cardero Coal agreed to pay a non-refundable deposit of $1M on January 14, 2013, with the $4M balance and 400,000 shares of the Company due upon exercise of the option. Cardero Coal also secured the ability to extend the deadline for the exercise of the option for up to three months (to April 14, 2013) upon payment of an extension fee of $20,000 for each month of the extension. Cardero Coal made the initial $1M interim payment and all payments as necessary to extend the option to April 14, 2013. On April 12, 2013, Cardero Coal entered into a further agreement with the optionor to extend the exercise deadline of the option from April 14, 2013 until April 22, 2013. Under the new terms, Cardero Coal paid a further non-refundable deposit of $1M on April 12, 2013, with the $3M balance and 400,000 shares due upon exercise of the Option. Cardero Coal exercised the option to acquire the shares of the private company on April 22, 2013. Consideration for the exercise was payment of total consideration of cash in the amount of $5M (of which $2M had been previously paid and $3M was paid on the exercise of the option) plus the delivery by Cardero Coal of 400,000 common shares of the Company to the optionor. Immediately following the exercise of option, the private company was wound up and the coal licenses and other assets of the private company were transferred to Cardero Coal and thereby became part of the Carbon Creek Joint Venture.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 7

The Company does not have sufficient funds in place to proceed with the BFS, and its ability to move forward with the BFS is subject to raising the required funding. The Company is unable to predict at this time when, or if, it will be able to secure the necessary funding to commence work on the BFS.

For the fiscal year ending October 31, 2014, the Company proposes to initially assess the desirability of proceeding with new, restated and optimized prefeasibility study (“Revised PFS”) and, if it determines this to be desirable and of potential benefit to the Company, to proceed with such Revised PFS, subject to securing the necessary financing to do so (of which there can be no assurance). The Company estimates that to proceed with and complete the Revised PFS would cost of the order of $600,000 - $1,000,000. Since completing the PFS discussed above, the Company has completed approximately 23,000 metres of additional drilling and has received a substantial quantity of new coal quality data. The Revised PFS would include a new resource/reserve estimate, a new mine plan and several material project optimizations, as well as substantially more detailed coal quality information and processing design. Based on this work, an update detailed economic analysis would be included in the Revised PFS.

Other Mineral Properties

Sheini Hills Iron Ore Project, Ghana

Cardero Ghana Ltd. (an indirect wholly owned Ghanaian subsidiary of the Company (“Cardero Ghana”), has entered into three separate joint ventures (one for each prospecting license), each dated December 12, 2011 (the “Effective Date” of each joint venture) with Emmaland Resources Ltd. (“Emmaland”) to explore and, if warranted, develop, the lands subject to three prospecting licenses covering lands located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana and referred to as the Sheini Hills Iron Ore Project (approximately 400 square kilometres in aggregate). Pursuant to the joint ventures, Cardero Ghana can acquire a 100% joint venture interest in each of the three prospecting licenses, subject to (a) a 10% NPI in favour of Emmaland and (b) a 10% fully carried interest, in favour of the Government of Ghana, in the portions of the license areas that become the subject of one or more mining licenses subsequently issued to Emmaland.

Cardero Ghana did not make the payment due under the Sheini North joint venture in December, 2012, and has not made the payments due under the Sheini North, Central or South joint ventures due in December, 2013 and is negotiating with Emmaland for extensions of such payments for an additional year. However, there can be no certainty that any such extensions can be successfully negotiated. If the payment(s) cannot be renegotiated, and Emmaland elects to deliver a notice of default, then Cardero Ghana would be deemed to have withdrawn from the applicable joint venture 21 days after receipt of such notice of default if it does not make the required payment prior to such time and would thereby lose all interest in Sheini. The purpose of the Company seeking to extend such joint ventures is for the purpose of enabling it to seek a buyer for its interest, although there can be no certainty that it will be able to do so. The Company does not plan to carry out any more field work at Sheini.

During the year ended October 31, 2013 and up to the date of this MD&A, the Company continued with its in-house metallurgical testing on Sheini ironstone through its wholly owned subsidiary, Cardero Materials Testing Laboratory Ltd. (“CMTL”). No material field work was carried out during the year or to the date of this MD&A.

Work in previous quarters demonstrated that Sheini ironstone reacts extremely well to a magnetizing reduction roast process, which reduces iron in the form of hematite (Fe2O3), to magnetite (Fe3O4), and ultimately to metallic iron (FeO).

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 8

Sheini ironstone performs well in bench-scale and larger scale tests, reducing directly to metallic iron in one step.

Bench-scale testing was completed on Sheini ironstone with a head grade of 46.85% iron. Composited Davis Tube concentrate returned a grade of 80.98% metallic iron at 88.65% iron-unit recovery. Total iron (Fetotal %) is reported from XRF analysis by ALS Global (“ALS”) and metallic iron (Femet %) is reported from a titration on the same sample by McCreath Laboratories (“McCreath”). The metallic iron titration performed by McCreath shows that the total iron in the DRI concentrate is 80.98% .

A larger scale magnetizing roast process was tested to produce a DRI product at pilot-like scale. Fifty-eight kilograms of raw Sheini ironstone were roasted during three large scale rotary kiln Production Roasts. Raw ironstone was prepared for the roasts by crushing to 100% minus 1 mm in a roll crusher, splitting into 58 one-kilogram charges, and then adding appropriate amounts of thermal coal and lime. The rotary kiln roasts were conducted at a temperature of 1150o C over a six day period. Roasted ore from all three Production Roasts was combined and processed. After processing, the highly-metallized DRI product was homogenized and a representative split was collected for certified analysis at several independent laboratories. The large scale magnetizing reduction roasts with the rotary kiln ultimately produced a composited DRI sample weighing 21.3 kilograms at approximately 76% iron-grade and approximately 60% iron-unit recovery from 58 kilograms of raw Sheini ironstone.

Sheini DRI produced during large scale testing was used as feed material to conduct a smelting test in the bench-scale electric arc furnace (“EAF”) at CMTL. The bench-scale test was very successful, effectively demonstrating the production of pig iron from Sheini DRI. Sheini DRI was briquetted with thermal coal, lime, and molasses for the smelting demonstration. Hot metal was generated from Sheini DRI briquettes effortlessly at 1475o C with very little production of slag. A cast was sent to McCreath & Son, Inc for a certified pig iron analysis.

As noted above, the Company is actively trying to divest all or a portion of its interest in Sheini and is negotiating with Emmaland to keep the joint ventures in good standing by extending payments for a year. Cardero Ghana is also working with Emmaland to secure a one year extension of the applicable prospecting licenses (which otherwise expire in December, 2013). However, here can be no certainty that Cardero Ghana will be successful in renegotiating the terms of the joint venture agreements as necessary to maintain the joint ventures in good standing, that Emmaland and Cardero Ghana will be successful in securing the required one-year extension of the prospecting licenses or that the Company will be successful in negotiating and/or completing a transaction involving the sale of all or a portion of its interest in Sheini. If either the joint ventures cannot be kept in good standing, or the prospecting licenses cannot be extended the Company will lose all interest in Sheini.

Longnose and Titac Titanium Projects, Minnesota, USA

During the nine months ended October 31, 2013 and to the date of this MD&A, the Company determined that no further exploration will be done on the TiTac and Longnose properties due to financial restrictions.

A $50,000 payment for the Longnose property was due in August 2013 and the Company determined not to make this payment due to cash flow restrictions. The Company’s underlying optionor has been informed of the situation. The Company understands that the underlying owner has issued a notice of default to the underlying optionor, and the default has not been remedied. Accordingly, the right of the Company to earn an interest in the Longnose Property has been terminated, and it has no further interest therein.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 9

The lease payment due in July, 2013 in respect of the Titac property was not made by the Company. However, the Company has not yet received a notice of default in this regard. At such time as the Company does receive a notice of default in this regard, it will have 10 days to make the payment or the lease may be terminated by the lessor.

Organullo Project, Argentina

On September 9, 2011, the Company entered into an option/joint venture agreement with Artha Resources Corporation (“Artha”), whereby an Argentinean subsidiary of Artha can earn a 55% working interest in the Organullo property, and thereafter form a joint venture with Cardero Argentina S.A., a wholly owned subsidiary of the Company. On September 11, 2013, Artha officially notified the Company that Artha did not incur the required expenditures and has consequently dropped its option to acquire any interest in the property. The Company’s Argentinean subsidiary holds the Organullo property directly, and there are no underlying agreements.

The Company has established an extensive data room and has signed confidentiality agreements with three companies who have expressed an interest in optioning or acquiring the project. There can be no certainty that the Company will be successful in completing a deal.

Minas Pirquitas Project, Argentina

On July 14, 2009, the Company and Davcha Resources Pty. Ltd. (“Davcha”) finalized the formal agreement in connection with the option to Davcha to earn a 55% interest in the property. Davcha is the operator. Davcha assigned all its interest in such agreement to Artha, which assignment was consented to by Cardero on September 28, 2009. Pursuant to the Cardero/Davcha agreement and the assignment thereof to Artha, Artha is required to incur expenditures of USD 50,000 on or before July 14, 2010 (incurred) and additional expenditures of USD 950,000 on or before July 14, 2013.

As at July 14, 2013, Artha had not expended the required funds in order to exercise their initial option. However, Artha did serve the Company with a Force Majeure notice, claiming that Artha had been impeded in making their expenditure because of difficulty in obtaining work permits in the 12 months ending June 2013 and therefore the July 14, 2013 date should be extended for a 12 month period. The Company disputed this position.

As at October 24, 2013, Artha and the Company reached a new agreement. The agreement provides Cardero with a limited time to sell the Pirquitas Project and provides a minimum acceptable price. On completion of a sale within these parameters, Artha will be entitled to receive 25% of the net proceeds. If Cardero is not successful in completing a sale, Artha will have a 12-month period thereafter in which to incur not less than an additional USD 464,008 in exploration expenditures in order to earn a majority 55% interest in the project.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by NI 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A (other than with respect to the Sheini metallurgy) and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an employee and holds incentive stock options.

Mr. Glen Hoffman, MMSA QP, the President and CEO of Cardero Iron Ore Company Ltd. and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for the disclosure in this MD&A with respect to the metallurgical work on Sheini ironstone. Mr. Hoffman is not independent of the Company as he is an officer of a subsidiary and holds common shares and incentive stock options in Cardero.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 10

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, primarily in British Columbia, Canada. Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties and, with the exception of Carbon Creek, which has estimated reserves and resources, with no known resources and or known reserves), the following risk factors, among others, will apply:

Lack of Operating Funds: At the present time, the Company is experiencing significant difficulty in raising additional capital to continue its operations. The Company has taken steps to conserve cash by reducing staffing, halting/delaying further work on its properties, including the Environmental Assessment Application and planned BFS for Carbon Creek, and moving to shut down its subsidiaries in Mexico (sold subsequent to October 31, 2013), Peru and the United States. Although the Company continues to pursue potential funding opportunities, there can be no assurance that it will be successful in doing so. If the Company does not receive the anticipated approximately $3.7M tax refund from the BC government and is unable to secure additional funds within the next three months, including to make a payment of USD 3,7000,000 due under the certain secures notes issued by the Company by February 28, 2014 (unless such payment can be renegotiated) it may be forced to further curtail or cease operations and may lose its interest in some or all of its properties, including Carbon Creek, which is its only material property at this time.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Other than at Carbon Creek, there are no known reserves or resources on any of the Company’s properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 11

Fluctuation of Commodity Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the minerals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of minerals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The recent price fluctuations in the price of all commodities for which the Company is presently exploring is an example of a situation over which the Company has no control and may materially adversely affect the Company in a manner that it may not be able to compensate for. The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Recent market events and conditions: Since 2008, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2012/13, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General Economic Conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 12

  the volatility of commodity prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company’s ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Share Price Volatility: In recent years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all.

Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays in obtaining, or a failure to obtain, such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Properties under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Title Matters: The acquisition of title to mineral properties can be a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. While the Company has diligently investigated title to all mineral properties in which it has an interest and, to the best of its knowledge, title to all such properties is in good standing or, where not yet granted, the application process appears to be proceeding normally in all the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted. Title to mineral properties may be affected by undetected defects such as aboriginal or indigenous peoples’ land claims, or unregistered agreements or transfers. The Company has not obtained title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 13

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate. This is a particular problem in many areas of Argentina and Ghana, where blockades of access to the Company’s properties, hostile actions by local communities and indigenous peoples and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements. Such issues can also occur in Canada, especially in connection with actions concerning resource development projects and involving first nations and environmental protest groups.

No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company’s properties are in the exploration stage and, with the exception of Carbon Creek, the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity securities, the sale or optioning of a portion of its interest in its mineral properties or debt financing, none of which may be available at any particular time. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings, through the sale or possible syndication of its properties, or through short-term debt facilities, there is no assurance that any such funds will be available through any of such methods on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 14

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Foreign Countries and Political Risk: The Company has mineral properties located in Argentina, the United States and Ghana. In such countries, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 15

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Argentinean pesos and Ghanaian cedis. The Company’s operations in the United States, Argentina and Ghana and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results. The Company does not engage in any hedging programs with respect to currencies.

Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource estimates presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists, and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. Accordingly, there can be no assurance that:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 16

  these estimates will be accurate;

  reserve, resource or other mineralization figures will be accurate; or

  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not (with the exception of Carbon Creek) defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for coal, iron ore and other commodities, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Enforcement of Civil Liabilities: As many of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company or its subsidiaries or the directors and officers of the Company residing outside of such country.

Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 17

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that Cardero believes that it has been in one or more prior tax years, and may be in current and future tax years, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). However, no determination has been made regarding Cardero’s PFIC status for any particular tax year. If Cardero is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to Cardero generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of Cardero’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Cardero. U.S. taxpayers should be aware, however, that there can be no assurance that Cardero will satisfy record keeping requirements under the QEF rules or that Cardero will supply U.S. taxpayers with required information under the QEF rules, if Cardero is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if Cardero is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Cardero is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations. Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 18

Financial Results of Operations

During the year ended October 31, 2013, the Company incurred a net loss of $29,759,663 (2012 – $11,594,099).

The following discussion explains the variations in key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Year ended October 31, 2013 compared to year ended October 31, 2012

The Company’s general and administrative costs were $8,941,569(2012- $12,267,892), and reviews of the major items are as follows:

  Consulting fees of $1,517,453 (2012 - $1,071,977) includes $227,155 (2012 - $106,936) of share-based payments. The increase was primarily due to the Company engaging a financial advisor, at a cost of $737,908, to assist the Company in raising capital;

  Insurance of $195,431 (2012 - $109,318), increased primarily due to an adjustment of $35,774 to the understated insurance expenses related to the prior years and the addition of $36,809 of required insurance for the Company’s CMTL subsidiary in the USA;

  Investor relations of $143,355 (2012 - $429,302) includes $37,644 (2012 - $204,222) of share- based payments. The remaining decrease is due to less activity of the Company as a result of the equity market slow down during the year. For the same reason, corporate development of $266,723 (2012 - $368,112) and travel of 276,024 (2012 - $769,827) also decreased;

  Office costs of $794,148 (2012 - $970,157), decreased primarily due to a slow-down of activities in the Company, curtailing operations in Cardero Coal, and significant reduction in activity in the Ghana and South American subsidiaries;

  Professional fees of $1,963,715 (2012 - $1,806,456), increased due to legal fees in respect of the renegotiation and exercise of the Johnson Property Option at Carbon Creek, work on a proposed $7M loan facility that did not close and work related to a demand notice on outstanding indebtedness to a secured creditor;

  Regulatory and transfer agent fees decreased to $144,041 (2012 - $237,972), primarily as a result of decrease in TSX listing fees due to smaller market capitalization and a decrease in filing fees due to private placements in both the TSX and NYSE;

  Salaries and benefits of $3,001,441 (2012 - $5,419,163), decreased due to a significant reduction in share-based payments of $390,774 (2012 - $2,859,996). Excluding share-based payments salaries and benefits increased by $51,500 during the year due to hiring more employees during the earlier part of the year and severance paid to former CEO, which was also offset by a reduction in employees in the last quarter of the year;

  Property evaluations of $172,810 (2012 - $603,819) decreased due to less active exploration activities; and

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 19
  Depreciation decreased to $237,408 (2012 - $349,544), primarily due to the decreased net asset value in the current period.

Other items showed a loss of $21,006,281 in the current year versus an income of $1,760,569 in the comparable period of 2012. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Other income of $293,338 (2012 - $40,143), of which $(24,412) (2012 – $40,143) was for providing metallurgical testing services, $284,056 was for recovery of an outstanding receivable and $33,694 came from the sale of minor assets.

  Interest expenses of $1,389,964, of which $1,319,370 was the interest on the USD 5.5M secured notes issued in April 2013 and USD 5.7M secured notes issued in August, 2013 payable during the current year versus interest income of $149,434 of which $123,367 was from the repayment of the Trevali Mining Corporation (“Trevali”) loan, in the comparative period;

  Realized loss of $39,562 from sale of Balmoral Resources Ltd. common shares (“Balmoral”) (232,000 shares) and Ethos Capital Corp (“Ethos”) (66,000), compared to a realized gain of $9,486,396 from the sale of International Tower Hill Mines Ltd. (“ITH”) (3,053,933 shares), Trevali (15,308,953 shares), and Corvus Gold Inc. (“Corvus”) (1,655,711 shares) common shares in the comparative period;

  The unrealized loss on warrants of Trevali in the current period of $407,487 versus unrealized loss of $754,917 in the comparative period;

  Due to the substantial decline in the fair value of available-for-sale investments in Abzu Gold Inc. (“Abzu”), Wealth Minerals Ltd. (“Wealth”), Indico Resources Ltd. (“Indico”) and Xiana Mining Inc. (“Xiana”) common shares, the Company recorded impairment losses of $1,437,030 (2012 - $3,767,563), decline in fair value of Abzu, Wealth, Indico and Xiana common shares). These changes are due to market fluctuations which are entirely outside of the Company’s control;

  The Company recognized an impairment loss of $198,239 (2012 – $1,112,726) from amount due from Indico, a related party (2012 – Wealth and Xiana, also related parties). The Company assessed that they are unlikely collectable in the foreseeable future;

  The Company recognized an impairment loss of $389,487 (2012 - $Nil) on its property, plant and equipment in Ghana; and

  The Company recognized an impairment loss of $16,447,113 (2012 - $3,554,667) during the year on the Titac and Longnose property in the USA ($3,775,254) and on the Middle Sheini and Sheini South properties in Ghana ($12,671,859). In the previous year the Company had an impairment loss of $3,554,671 on Mexico properties ($507,193), Argentinean properties ($2,672,762) and the Sheini North property in Ghana ($374,716).

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 20

Three Months ended October 31, 2013 compared to three months ended October 31, 2012

The Company’s general and administrative costs were $1,590,548 (2012 - $2,942,712), and reviews of the major items are as follows:

  Consulting fees of $519,057 (2012 - $172,503) increased due to the amounts owed to a financial advisor ($431,558) retained to assist the Company in raising capital, partially offset by decreased consulting fees in the Company’s South American subsidiaries due to a slowdown of activities;

  Corporate development of $98,781 (2012 – 120,736) decreased due to less activity as a result of slowdown of the equity market in the current period.

  Professional fees of $488,982 (2012 - $590,470) were lower due to decreased corporate activity and associated legal fees in the period in comparison with the prior period;

  Property evaluations of $35,401 (2012 - $87,465), decreased due to less active exploration activities;

  Salaries and benefits of $107,044 (2012 - $1,260,663) decreased due to the significant reduction in the number of employees in June/July 2013 (primarily in Cardero Coal), as well as a reclassification of $235,237 from salaries and benefits to Exploration and Evaluation Assets;

  Office costs of $170,694 (2012 - $179,213) decreased primarily due to reduced activities in the Company’s subsidiaries;

  Travel expenses of $49,325 (2012 - $365,695) decreased as a result of the reduced activities of the Company requiring less travel by Company personnel; and

  Depreciation decreased to $59,435 (2012 - $74,109), primarily due to the decreased net asset value in the current period.

Other items showed a loss of $2,227,867 in the current period versus $9,984,678 in the comparable period of 2012. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Significantly increased interest expenses of $781,452 payable on the USD 5.5M and USD 5.7M secured notes versus minor interest expense of $1,944 in 2012;

  The decreased unrealized gain on Trevali warrants in the current period of $60,800 versus unrealized loss of $156,710 in the comparative period;

  Due to substantial decline in the fair value of available-for-sale investments in Abzu, Wealth, Indico and Xiana common shares, the Company recorded impairment losses of $83,041 in the current period versus $3,335,434 in 2012 from losses on Abzu, Wealth, Indico and Xiana common shares. These changes are due to market fluctuations which are entirely outside of the Company’s control;

  Impairment adjustment of $(64,650) in exploration and evaluation assets in Ghana in the current period versus $3,554,667 in prior period. The Company had an impairment loss on the Mexico properties $507,193, Argentinean properties $2,672,762 and the Sheini North property in Ghana $374,716.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 21

  The Company recognized an impairment loss of $198,239 (2012 – 1,112,726) from amount due from Indico, a related party (2012 – Wealth and Xiana, also related parties). The Company assessed that they are unlikely collectable in the foreseeable future;

  The Company recognized an impairment loss of $389,487 (2012 - $Nil) on its property, plant and equipment in Ghana; and

  The Company incurred expenses of $686,532 on the settlement of the USD 5.5M of senior secured notes which were called in July, 2013.

SELECTED ANNUAL INFORMATION

The Company’s consolidated financial statements for the year ended October 31, 2013 have been prepared in accordance with IFRS.  The following selected financial information for the year ended October 31, 2013 is taken from the Company’s audited consolidated financial statements for the year ended October 31, 2013.  The information for the years ended October 31, 2012 and 2011 are taken from the audited consolidated financial statements for the years ended October 31, 2012 and 2011.  This information should be read in conjunction with those statements.  Selected annual financial information appears below.

	October 31, 2013	October 31, 2012	October 31, 2011

Interest (expense) revenue	$(1,389,964)	$149,434	$1,659,273
Loss for the year	$(29,759,663)	$(11,594,099)	$(25,148,877)
Net loss per share	$(0.27)	$(0.13)	$(0.36)
Total assets	$89,114,381	$106,301,442	$108,478,339

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results for the past eight quarters:

Fiscal 2013

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income (expenses)	$16,705	$(49,385)	$(575,832)	$(781,452)
Gain (loss) on sale of investments	17,230	-	-	(56,792)
Impairment losses on available-for-sale investments	(596,766)	(515,769)	(241,454)	(83,041)
Write-off of exploration and evaluation assets	(3,775,254)	-	(12,736,509)	64,650
Net loss	(6,456,276)	(3,303,693)	(16,091,678)	(3,908,016)
Net loss per share	(0.06)	(0.03)	(0.14)	(.04)
Comprehensive loss	$(6,384,719)	$(3,383,243)	$(15,851,258)	$(3,961,245)

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 22

Fiscal 2012

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$124,197	$16,683	$10,498	$(1,944)
Gain (loss) on sale of investments	10,388,310	(13,592)	1,250,207	(2,138,529)
Impairment loss	(26,344)	(94,304)	(231,019)	(3,335,434)
Gain on loan settlement	1,368,953	-	-	-
Write-off of exploration and evaluation assets	-	-	-	(3,554,667)
Net income (loss)	7,331,849	(3,110,113)	(3,928,536)	(11,887,299)
Net income (loss) per share	0.08	(0.03)	(0.04)	(0.14)
Comprehensive income (loss)	$(8,574,936)	$196,408	$(5,406,555)	$5,829,841

Notes:	1)	There were no discontinued operations or extraordinary items in the periods under review.
	2)	The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties, none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. While the Company may seek, in the future, to sell some or all of the interests in other of its exploration and evaluation assets, the timing and potential effect of any such sale is impossible to predict. The write-off of exploration and evaluation assets can have a material effect on quarterly results as and when they occur. Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock options due to the resulting share-based payment charges which can be significant when they arise. The payment of employee bonuses, being once-yearly charges, can also materially affect operating losses for the quarters in which they occur. General operating costs other than the specific items noted above tend to be quite similar from period to period. With the exception of the interest generated from the loan to Trevali (a one-off event), the variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict. Interest expense is dependent to a large degree upon the necessity of the Company to secure funding through long or short term debt (until April, 2013, the Company did not have any short or long-term debt or the associated interest expense) and the success of the Company in securing such debt financing, as well as the relative interest rate negotiated, which cannot be predicted in advance. However, the increasing reliance by the Company on short-term debt/lines of credit, will have the effect of significantly increasing interest expense over quarters prior to the second quarter of the fiscal year ended October 31. 2013 and this is not expected to change for the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds. Over the past three fiscal years, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. The Company has also successfully generated operating funds through the sale of certain of its resource related investments, some of which had significantly increased in value since their acquisition. However, such returns are subject to fluctuations in the market for the shares of the companies in which the Company has invested, and therefore there can be no assurance that the Company will continue to be able to generate significant additional funds through the liquidation of its investments. As illustrative of this, the current market conditions for junior resource equities have resulted in a significant decline in the market value, and hence the price at which the Company can sell, any of its remaining resource related investments, and the Company does not presently envision raising any further significant funds through the sale of such investments. In addition, the Company can raise funds through the sale of interests in its mineral properties.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 23

In 2013, as noted below, the Company has also successfully secured funding through the sale of senior secured notes and establishing secured lines of credit, which, while they generate working capital, also bring with them significant interest expense. In addition, as such financings are denominated in US dollars, they increase the foreign exchange loss risk to the Company as the US-Canadian exchange rate may be significantly lower upon repayment that when the funding was initially secured or advanced.

The Company expects that it will operate at a loss for the foreseeable future, notwithstanding the income recognized from the sale of resource based investments, recent private placements, the sale of secured notes and the establishment of a USD 5.0M secured line of credit implemented in December, 2013 (see below). The Company is focussed on securing additional funding but, at this time, currently has no funding commitments or arrangements for additional financing beyond the secured line of credit and there can be no assurance that it will be successful in doing so.

The Company has recently taken steps to reduce its cash requirements, including terminating all of the employees of Cardero Coal and several of the Company’s employees, terminating certain consulting agreements, implementing a 20% reduction in the salaries of the remaining employees of the Company, stopping work on the BFS and determining not to proceed with application for an EAC for Carbon Creek, selling off or shutting down the operations of its subsidiaries in Mexico, Peru and Argentina and reducing its office space and concurrent expenses. The Company also plans to shut down its materials testing laboratory in South Carolina and to dispose of the existing laboratory equipment.

The Company anticipates that it will, prior to February 28, 2014, receive payment of a tax refund arising as a result of the work carried out at Carbon Creek in 2012, which it believes will be of the order of $3.7M. All of these funds will be required to make a payment due no later than February 28, 2014 of USD 3.7M of outstanding senior secured notes (see below). Any balance of such required payment in excess of the amount of the tax refund received will come from the existing secured line of credit (see below). The Company anticipates that its monthly burn rate for general and administrative expenses is approximately $175,000, and that the undrawn amount available under its current secured line of credit is approximately USD 3.0M. If the Company does not receive the anticipated tax refund on or before February 28, 2014, and if it is unable to negotiate an extension to the due date for the USD 3.7M of senior secured notes until such time as it does receive the anticipated tax refund, then it will go into default under the senior secured note and will likely be required to essentially cease operations until such time as additional funding can be secured. Assuming that the tax refund is received as anticipated, or that, if not, the due date of the USD 3.7M in senior secured notes can be extended until such time as the tax refund is received, the Company will then have sufficient funding available under the line of credit for its anticipated general and administrative expenditures and proposed property expenditures for the next twelve months.

On December 19, 2012, the Company closed the first tranche of a proposed offering of up to 22,500,000 common shares originally priced at $0.55 per share and intended to raise gross proceeds of up to $12,375,000 (the “Offering”). Due to market conditions, the Offering was subsequently re-priced to $0.45 per share, and the first tranche closing resulted in the Company issuing 7,966,794 shares to raise gross proceeds of $3,585,057.30. In connection with this first tranche closing, the Company paid cash finder’s fees of $51,067.50 and issued 114,000 finder’s warrants, with each finder’s warrant exercisable to purchase one share at a price of $0.50 until December 19, 2013. As a result of the Company having arranged the flow-through private placement detailed below, the balance of the Offering was reduced from 14,533,206 shares to 5,825,000 shares.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 24

On December 28, 2012, the Company closed a non-brokered private placement of flow-through common shares (the “FT Offering”). The Company issued 6,000,800 flow-through common shares at a price of $0.50 per share to raise gross proceeds of $3,000,400. The Company paid aggregate finder’s fees of $175,824.00 in cash plus 351,648 finder’s warrants. Each finder’s warrant is exercisable to purchase one non-flow-through common share at $0.55 per share until December 28, 2013.

On February 8, 2013, the Company closed the second and final tranche of the Offering, issuing 2,472,222 shares to raise gross proceeds of $1,112,500. The Company paid cash finder’s fees of $55,626 and issued 123,610 finder’s warrants, with each finder’s warrant exercisable to purchase one share at a price of $0.50 until February 8, 2014.

The net proceeds from the Offering were used to fund the initial preparation of the BFS, coal quality analyses and environmental baseline work on Carbon Creek, as well as ongoing work programs and property payments on Sheini and for general working capital.

On April 22, 2013, the Company completed a placement of senior secured notes (“Luxor Notes”) in the aggregate principal amount of USD 5,500,000 with certain affiliates of Luxor Capital Group, LP. (“Luxor Lenders”) The Luxor Notes had a one year term and were issued at a 9.1% discount to net the Company USD 5,000,000 ($5,077,020) with interest accruing at the rate of 10% per annum, payable semi-annually (13% after an event of default). The Luxor Notes were secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal. Cardero Coal also provided a corporate guarantee. The Luxor Notes stipulated that they may be redeemed by the Company at any time at par plus accrued interest, and that, should there be a change of control of Cardero Coal while the Luxor Notes remained outstanding, the holders of the Luxor Notes had the right to put the Luxor Notes to the Company for an amount equal to 110% of par plus accrued interest. As a bonus for subscribing for and purchasing the Luxor Notes, on April 25, 2013, the Luxor Lenders were issued an aggregate of 2,000,000 common shares of the Company. A portion of the net proceeds ($3,000,000) from the sale of the Notes was advanced by the Company to Cardero Coal to fund the exercise of the Johnson option to acquire the shares of a private company holding certain coal licenses forming part of the Carbon Creek Coal project (see “Material Mineral Property – Carbon Creek Metallurgical Project”) and the balance was used for working capital. On July 25, 2013, the Company received a demand for payment of the Luxor Notes and related indebtedness (the “Indebtedness”). The demand was in the amount of $5,668,513.90, and payment was required to be on or before August 5, 2013. The default upon which the demand is based was the alleged failure by Cardero to pay legal costs in the amount of USD 48,136.91 incurred by the Luxor Lenders in connection with the Luxor Notes.

On August 9, 2013 the Company completed a private placement of senior secured notes (the “Kopple Notes”) in the aggregate principal amount of USD 5,700,000 with entities controlled by Robert C. Kopple of Los Angles, California, USA (the “Kopple Lenders”). The full proceeds of the Kopple Notes were used to pay the indebtedness owing to the Luxor Lenders pursuant to the foregoing demand immediately following closing of the Kopple Note transaction.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 25

Kopple Notes in the amount of USD 3,700,000 are due no later than February 28, 2014, while USD 2,000,000 of the Kopple Notes is due on August 8, 2014. Interest will accrue at the rate of 10 per cent per year, payable quarterly. The Kopple Notes are secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal. Cardero Coal also provided a corporate guarantee. The Kopple Notes may be redeemed by the Company at any time at par plus accrued interest. Should there be a change of control of the Company or Cardero Coal while the Kopple Notes remain outstanding, other than a change of control caused by the Kopple Lenders or their associates or affiliates, the holders of the Kopple Notes will have the right to put the Kopple Notes to the Company for an amount equal to 110% of par plus accrued interest.

As additional consideration for purchasing the Kopple Notes, the Kopple Lenders were issued transferrable warrants (“August Kopple Warrants”) to purchase an aggregate of 28,359,066 common shares of the Company. The August Kopple Warrants have a term of seven years, and are exercisable at a price of 9.5 cents.

On December 5, 2013 the Company completed the implementation of a USD 5,000,000 million line of credit (“Credit Line”) from the Kopple Lenders. The Credit Line reflects or includes all amounts advanced by the Kopple Lenders since the purchase of the Kopple Notes, interest due under the Kopple Notes, and amounts to be advanced in the future. Interest is payable by the Company on the amount outstanding under the Credit Line from time to time at the rate of 10% per annum. The security granted by the Company in connection with the Kopple Notes will extend to all indebtedness of the Company under the Credit Line. In conjunction with the establishment of the Credit Line, the maturity date for USD 3,700,000 million of the Kopple Notes was extended from December 31, 2013 until February 28, 2014. If the USD 3,700,000 of the Kopple Notes is still outstanding at such time, the Credit Line will also be used to repay this amount. All amounts outstanding under the Credit Line are due and payable on or before January 5, 2016. The Kopple Lenders will have the right to seek representation on the Company’s board of directors.

As additional consideration for the establishment and funding of the Credit Line, the Company agreed to issue to the Lenders transferrable common share purchase warrants to purchase an aggregate of 38,417,398 common shares of the Company (the “December Kopple Warrants”). Of this number, 28,359,066 were issued to the Kopple Lenders on the closing of the Credit Line on December 5, 2013. The issuance of the additional 10,058,330 December Kopple Warrants is subject to the approval thereof by the Company’s shareholders. The December Kopple Warrants have a term of seven years, and are exercisable at a price of $0.139.

In December, 2013, the Company successfully completed a number of debt settlements with a number of arm’s length creditors. Pursuant to such settlements, on December 12, 2013, the Company settled an aggregate of $2,690,473 of outstanding trade debts in consideration of the payment, either on closing or over time, of an aggregate of $1,038,367 in cash plus the issuance of 3,219,617 common shares at a deemed price of $0.16 per share. The Company continues to seek to negotiate additional settlements with other creditors for cash, or cash plus shares.

As October 31, 2013, the Company reported cash and cash equivalents of $291,277 compared to $2,142,499 at October 31, 2012. The change in cash and cash equivalents over the year is comprised of funds used by investing activities of $9,225,336 and $6,588,272 from operations, and $13,955,070 provided by financing activities due to proceeds from the Offering, the FT Offering and the sale of the Luxor Notes. As at October 31, 2013, the Company had a working capital deficit of $6,498,875 compared to working capital of $82,287 at October 31, 2012. As noted above, assuming timely receipt of the anticipated tax refund, the Company believes that the funds available to it under the Credit Line will be sufficient to permit the Company to carry out its planned activities for the next twelve months.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 26

However, additional financing will be required in order to permit the Company to meet its anticipated general and administrative expenses and accounts payable beyond that time, as well as proceed with the BFS. Failure to secure such funding will materially and adversely affect the Company’s ability to carry on as a going concern, and could lead to a loss of its interests in it properties, further significant reduction in personnel and the ceasing of operations.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in the United States, Argentina, Peru and Ghana, all of the Company’s cash reserves are on deposit with major financial institutions or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The following table discloses the Company’s contractual obligations for mineral property lease and option payments and committed operating lease obligations. The Company does not have any long-term debt or loan obligations. Under the terms of certain option agreements and mineral property leases, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, and make lease and/or advance royalty payments as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties. If the Company is unable or unwilling to make any such payments or incur such expenditures, the Company would lose or forfeit its rights to acquire or hold the related mineral properties. However, such payments are optional, and the Company can choose not to make such payments.

Contractual Obligations	Payments Due by Period
	Total	Prior to October 31, 2014 (9 months)	November 1, 2014 to October 31, 2017 (36 months)	November 1, 2017 to October 31, 2020 (36 months)	November 1, 2020 to October 31, 2023 (36 months
Carbon Creek Mineral Property Leases/Option)	$38,609,230	$5,523,830	$12,085,400	$10,500,000	$10,500,000
Operating Lease Obligations	$3,753,800	$352,202	$1,375,353	$1,810,201	$216,044
Total Contractual Obligations	$14,253,112	$4,508,137	$7,066,303	$1,688,972	$989,700

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 27

RELATED PARTY TRANSACTIONS

During the three and twelve months ended October 31, 2013, the Company entered into the following transactions with related parties and paid or accrued the following amounts, excluding share-based payment charges in connection therewith:

			Three Months	Twelve Months
		Purpose of	Ended October	Ended October
Name	Relationship	transaction	31, 2013	31, 2013
Hendrik van Alphen	CEO, President & a Director of the Company	Wages and Salaries	$52,000	$172,000
Michael Hunter	Former CEO, President & a director of the Company(1)	Wages and Salaries	$-	$393,750
Lawrence W Talbot	VP & General Counsel of the Company	Wages and Salaries	$20,000	$89,166
Angus Christie	COO of the Company	Wages and Salaries	$34,667	$214,500
Blaine Bailey	CFO of the Company	Wages and Salaries	$40,000	$178,333
Glenn Hoffman	CEO of Cardero Iron Ore	Wages and Salaries($US )	$112,600	$523,133
Marla Ritchie	Corporate Secretary of the Company	Wages and Salaries	$24,000	$107,000
Stephan Fitch	Director of the Company	Director's fees	$-	$36,000
Leonard Harris	Director of the Company	Director's fees	$-	$32,000
Paul Matysek	Director of the Company(2)	Director's fees	$-	$32,000
Ryan Dunfield	Director of the Company(2)	Director's fees	$-	$32,000
Lawrence W. Talbot Law Corporation	Company controlled by an officer of the Company	Professional fees	$14,712	$87,511
Acuitas Consulting Ltd.	Company controlled by Executive Vice President of the Company	Consulting fees	$48,000	$234,000

(1)	Mr. Hunter resigned as CEO and President, effective March 19, 2013, and ceased as a director on April 25, 2013.
(2)	Messrs. Dunfield and Matysek resigned as directors on August 8, 2013.

During the three and twelve months ended October 31, 2013, the following stock options where granted to related parties:

(a)	On May 28, 2013, there were 1,950,000 stock options, exercisable at $0.20 per share until May 28, 2015, granted to related parties, as follows:

Name	Relationship	Options
Hendrik van Alphen	CEO & President of the Company	350,000
Lawrence W Talbot	VP & General Counsel of the Company	200,000
Angus Christie	COO of the Company	200,000
Keith Henderson	Executive Vice-President of the Company	200,000
Stephan Fitch	Director of the Company	200,000
Leonard Harris	Director of the Company	200,000
Paul Matysek	Director of the Company	200,000

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 28

Ryan Dunfield	Director of the Company	200,000
Glenn Hoffman	CEO of Cardero Iron Ore	100,000
Marla Ritchie	Corporate Secretary of the Company	100,000

(b)	On July 3, 2013, there were 3,040,000 stock options, exercisable at $0.11 per share until July 3, 2020, granted to related parties, as follows:

Name	Relationship	Options
Hendrik van Alphen	CEO & President of the Company	500,000
Lawrence W Talbot	VP & General Counsel of the Company	150,000
Angus Christie	COO of the Company	400,000
Keith Henderson	Executive Vice-President of the Company	400,000
Stephan Fitch	Director of the Company	200,000
Leonard Harris	Director of the Company	200,000
Paul Matysek	Director of the Company	200,000
Ryan Dunfield	Director of the Company	200,000
Glenn Hoffman	CEO of Cardero Iron Ore	100,000
Marla Ritchie	Corporate Secretary of the Company	250,000
Blaine Bailey	Chief Financial Officer	440,000

PROPOSED TRANSACTIONS

Except as noted elsewhere in this MD&A, although the Company is currently investigating/negotiating with a number of potential financing sources for equity or debt financings and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the Board of Directors, or senior management who believe that confirmation of the decision by the Board is probable, have decided to proceed with and which are not disclosed previously or herein.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements.

Mineral property impairment

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities on the exploration and evaluation assets. Management has assessed impairment indicators on the Company’s mineral properties and has concluded that impairment indicators on the TiTac and Longnose properties in the USA and the Sheini properties in Ghana existed as of October 31, 2013. The Company has no further exploration or evaluation expenditures planned or budgeted on these properties. The Company has concluded that no impairment indicators exist on the Carbon Creek property. For the Carbon Creek property, the agreements are in good standing, further exploration is planned once additional financing has been obtained and the results of exploration and evaluation to date indicate that a commercial viable deposit exists. Based on these factors and an updated property valuation which demonstrates the carrying value will be fully recovered. The Company concluded that no impairment was required on the property as at October 31, 2013.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 29

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s cash at October 31, 2013 was $291,277 of which $143,921 was held in US, Mexican, Argentinean, Ghanaian and Peruvian currencies.

The Company’s receivables and payables at October 31, 2013 were normal course business items. The accounts receivable are settled on a regular basis. Subsequent to October 31, 2013 the Company was successful in settling a number of its accounts payable at less than the carrying value. The Company’s investments in Abzu, Wealth, Indico, Balmoral, Artha, and Xiana are carried at quoted market value or an estimate thereof, and are classified as “available-for-sale” for accounting purposes. The Company’s investment in Ethos is classified as “fair value through profit or loss” for accounting purposes. All resource related investments in warrants are classified as fair value through profit or loss and are considered derivative financial instruments where changes to the fair value are included in net income. The Company intends to dispose of its resource-related investments as necessary to fund ongoing operations, although the current market prices and lack of liquidity for certain of such investments seriously affects the Company’s ability to so dispose of those investments.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at October 31, 2013 as required by Canadian and US securities laws. Based on that evaluation and as a result of the material weakness in the Company’s internal control over financial reporting discussed below, the Chief Executive Officer and the Chief Financial Officer also concluded that, as of October 31, 2013, that the disclosure controls and procedures were not effective as of October 31, 2013.

EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting means a process designed by, or under the supervision of, the Company’s certifying officers, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP and includes those policies and procedures that:

(a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company’s GAAP,

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 30

and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(c)

are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company’s management, including the CEO and CFO, have evaluated the effectiveness of the Company’s internal control over financial reporting as of October 31, 2013. This evaluation was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management concluded that the Company’s internal control over financial reporting was not effective as of October 31, 2013.

Material Weakness

A material weakness is a deficiency (as defined in PCAOB Auditing Standard No 5), or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of October 31, 2013, the Company identified the following material weakness that applies to both disclosure controls and procedures and internal controls over financial reporting;

Due to the significantly reduced number of employees over prior years the Company does not have sufficient resources for reviewing the financial statements and cannot maintain adequate segregation of duties as is necessary to ensure complete and accurate financial reporting. Specifically, the Company’s Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s consolidated financial statements that would not be prevented or detected, and as such has been determined to be a material weakness in internal controls over financial reporting which also impacts the Company’s disclosure controls and procedures.

As of the date of this report, management has not yet developed a plan to remediate the material weakness. Management has concluded that, taking into account the present stage of the Company’s development and the significant difficulty in securing ongoing operating funding, the Company does not have sufficient size and scale to warrant, and cannot realistically afford, the hiring of the additional staff that would be required to correct the weakness at this time.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer have concluded that there has been a change in the Company’s internal control over financial reporting during the period beginning on November 1, 2012 and ended on October 31, 2013, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The change is a result of a lack of segregation of duties due to the significant staff reductions during the year and has been noted above.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 31

DISCLOSURE OF OUTSTANDING SHARE DATA

1.	Authorized and Issued capital stock: As at October 31, 2013:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	113,436,270	$125,528,040

As at January 27, 2014:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	117,266,887	$126,110,389

2.	Options Outstanding: As at October 31, 2013:

Number	Exercise Price	Expiry Date
400,000	$ 1.10	November 9, 2013
225,000	$ 1.51	January 26, 2014
25,000	$ 1.16	March 23, 2014
225,000	$ 0.78	September 27, 2014
200,000	$ 0.45	January 4, 2015
2,575,000	$ 0.20	May 28, 2015
7,515,000	$ 0.11	July 3, 2020

11,165,000

As January 27, 2014:

Number	Exercise Price	Expiry Date
25,000	$ 1.16	March 23, 2014
125,000	$ 0.78	September 27, 2014
200,000	$ 0.45	January 4, 2015
2,125,000	$ 0.20	May 28, 2015
6,804,000	$ 0.11	July 3, 2020

9,279,000

3.	Warrants Outstanding: As at October 31, 2013:

Number	Exercise Price	Expiry Date
114,000	$ 0.50	December 19, 2013
351,648	$ 0.55	December 28, 2013
123,610	$ 0.50	February 8, 2014
28,359,066	$ 0.095	August 9, 2020

28,948,324

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2013	Page 32

As at January 27, 2014:

Number	Exercise Price	Expiry Date
123,610	$ 0.50	February 8, 2014
28,359,066	$ 0.095	August 9, 2020
28,359,066	$ 0.139	December 5, 2020
56,841,742

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.